Exhibit 99.1

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

August 26, 2010

NOTICE OF CHANGE, VARIATION AND EXTENSION TO OFFER TO PURCHASE

relating to the Offer by New Pacific Metals Corp.

dated July 21, 2010

to acquire all of the outstanding COMMON SHARES and all of the outstanding DEBT of

TAGISH LAKE GOLD CORP.

This Notice of Change, Variation and Extension to Offer to Purchase dated August 26, 2010 (the “Notice”) modifies the Offer to Purchase and accompanying take-over bid circular dated July 21, 2010, the Notice of Change dated July 27, 2010 and the Notice of Change dated August 20, 2010 (collectively, the “Offer and Circular”) issued by New Pacific Metals Corp. (“New Pacific” or the “Offeror”) in connection with the offer made by New Pacific to purchase, upon the terms and subject to the conditions described in the Offer and Circular, all of: (i) the issued and outstanding common shares (the “Tagish Lake Shares”) of Tagish Lake Gold Corp. (“Tagish Lake”), including any Tagish Lake Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any outstanding securities of Tagish Lake (other than associated rights issued under the Shareholder Rights Plan of Tagish Lake (the “SRP Rights”)) that are convertible into or exchangeable or exercisable for Tagish Lake Shares, together with the SRP Rights (the “Share Offer”); (ii) all of the secured debt of Tagish Lake (the “Secured Debt Offer”); and (iii) all of the unsecured debt of Tagish Lake (the “Unsecured Debt Offer” and together with the Share Offer and the Secured Debt Offer, the “Offer”).

This Notice is issued by New Pacific in connection with a variation in certain terms of the Offer and an extension of the Expiry Time of the Offer and a change in certain information relating to New Pacific contained in the Offer and Circular and the documents incorporated by reference therein, as described in more detail in this Notice under the headings “Increased Consideration Under the Offer”, “Reduced Minimum Tender Condition”, “Extension of Expiry Time”, “Additional Information on Proposed Sale of Huaiji Gold Project”, “Increase in Line of Credit from Silvercorp” and “Tagish Lake Shareholder Rights Plan”.

This Notice supplements the Offer and Circular.  Except as otherwise set forth in this Notice, the information contained in the Offer and Circular continues to be applicable in all respects and this Notice should be read in conjunction with the Offer and Circular. Capitalized terms used but not defined in this Notice have the meanings given to them in the Offer and Circular.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME) ON SEPTEMBER 15, 2010, UNLESS FURTHER EXTENDED BY THE OFFEROR.

(continued on next page)

GENERAL INFORMATION

NOTICE TO TAGISH LAKE SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED BY THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Share Offer is made for the securities of a Canadian issuer and the Offer is subject to applicable disclosure requirements in Canada.  Tagish Lake Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated in the Offer and Circular have been prepared in accordance with Canadian generally accepted accounting principles, and have been prepared in accordance with Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.  The Offeror is permitted to prepare the Offer and Circular in accordance with Canadian disclosure requirements.

Tagish Lake Shareholders in the United States should be aware that the disposition of their Tagish Lake Shares and the acquisition of New Pacific Shares by them as described in the Offer and Circular may have tax consequences both in the United States and in Canada. The tax consequences to holders of Tagish Lake Options in the United States are not described in the Circular. Tagish Lake Shareholders in the United States should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to dispose of their Tagish Lake Shares. See “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Circular and “United States Federal Income Tax Warning” in Section 21 of the Circular.

The enforcement by Tagish Lake Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States.

Tagish Lake Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Tagish Lake Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Tagish Lake Shares, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

NOTICE TO ALL TAGISH LAKE SHAREHOLDERS

Neither this Notice nor the Offer and Circular constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Share Offer is not being made to, nor will deposits be accepted from or on behalf of, Tagish Lake Shareholders in any jurisdiction in which the making or acceptance of the Share Offer would not be in compliance with the laws of such jurisdiction. However, New Pacific may, in its sole discretion, take such action as it may deem necessary to extend the Share Offer to Tagish Lake Shareholders in any such jurisdiction.

Tagish Lake Shareholders who wish to accept the Share Offer and deposit their Tagish Lake Shares must properly complete and execute the Letter of Transmittal (printed on yellow paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Tagish Lake Shares and all other required documents, at the Toronto office of the Depositary in accordance with the instructions in the Letter of Transmittal or request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Alternatively, Tagish Lake Shareholders may (1) accept the Share Offer by following the procedures for book-entry transfer of Tagish Lake Shares described in Section 5 of the Offer, “Manner of Acceptance — Acceptance by Book-

Entry Transfer”; or (2) accept the Share Offer where the certificates representing the Tagish Lake Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on green paper) or a manually signed facsimile thereof. Tagish Lake Shareholders whose Tagish Lake Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Tagish Lake Shares. Tagish Lake Shareholders will not be required to pay any fee or commission if they accept the Share Offer by depositing their Tagish Lake Shares directly with the Depositary.

New Pacific has engaged Kingsdale Shareholder Services Inc. (“Kingsdale”) to act as the Depositary under the Offer and Kingsdale has also been engaged to act as the Information Agent to provide a resource for information for Tagish Lake Shareholders. Questions and requests for assistance may be directed to the Depositary and Information Agent for the Offer. Contact details for Kingsdale may be found on the back page of this Notice. Additional copies of this Notice and the Offer and Circular and related materials may be obtained without charge on request from the Depositary and Information Agent at its office specified on the back page of this Notice. Copies of this Notice and the Offer and Circular and related materials may also be found at www.sedar.com.

NOTICE TO HOLDERS OF TAGISH LAKE OPTIONS AND SECURITIES CONVERTIBLE INTO
TAGISH LAKE SHARES

The Share Offer is made only for Tagish Lake Shares and is not made for any Tagish Lake Options or other rights to acquire Tagish Lake Shares (other than SRP Rights).  The public disclosure of Tagish Lake indicates there are no warrants to acquire Tagish Lake Shares outstanding. Any holder of Tagish Lake Options or other rights to acquire Tagish Lake Shares (other than SRP Rights) who wishes to accept the Share Offer should, to the extent permitted by their terms and applicable law, fully exercise such Tagish Lake Options or other rights in order to obtain certificates representing Tagish Lake Shares that may be deposited in accordance with the terms of the Share Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to assure the holder of such Tagish Lake Options or other rights to acquire Tagish Lake Shares (other than SRP Rights) will have certificates representing the Tagish Lake Shares received on such exercise available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The tax consequences to holders of Tagish Lake Options or other rights to acquire Tagish Lake Shares of exercising or not exercising their Tagish Lake Options or other rights to acquire Tagish Lake Shares are not described in the Circular. Holders of Tagish Lake Options or other rights to acquire Tagish Lake Shares should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Tagish Lake Options or other rights to acquire Tagish Lake Shares.

NOTICE TO HOLDERS OF SECURED DEBT AND UNSECURED DEBT OF TAGISH LAKE

The holders of Secured Debt may accept the Secured Debt Offer by contacting New Pacific by fax (604) 669-9387 or by email at debtinfo@newpacificmetals.com, and arranging for delivery of a “notice of intent to assign secured debt” in the form to be provided by New Pacific.

The holders of Unsecured Debt may accept the Unsecured Debt Offer by contacting New Pacific by fax (604) 669-9387 or by email at debtinfo@newpacificmetals.com, and arranging for delivery of a “notice of intent to assign unsecured debt” in the form to be provided by New Pacific.

STATEMENTS REGARDING FORWARD LOOKING INFORMATION

This Notice and the Offer and Circular, including the schedules attached thereto, the pro forma consolidated financial statements of the Offeror, and some of the material incorporated by reference into the Offer and Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward looking statements”). Forward looking statements include statements with respect to possible events, the proposed transaction, the business, operations and financial performance and condition each of New Pacific, Tagish Lake and the Combined Company, the future price of gold, the estimation of

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mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage. The words “plans,” “expects,” “is expected,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” and similar expressions identify forward looking statements.

Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by New Pacific as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward looking statements. The estimates and assumptions of New Pacific contained or incorporated by reference in this Notice and the Offer and Circular which may prove to be incorrect, include, but are not limited to, (1) that New Pacific will be successful in acquiring 100% or even 50.1% of the outstanding Tagish Lake Shares, (2) that all required third party contractual, regulatory and governmental approvals to the Offer will be obtained and all other conditions to completion of the transactions will be satisfied or waived, (3) that New Pacific and the PGC Group will successfully form a joint venture, (4) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (5) permitting, development, expansion and power supply proceeding on a basis consistent with New Pacific’s current expectations; (6) permitting and development proceeding on a basis consistent with New Pacific’s current expectations; (7) in the case of New Pacific’s financial statements, the exchange rate between the Canadian dollar and the Chinese yuan being approximately consistent with current levels; (8) certain price assumptions for gold; (9) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (10) the accuracy of New Pacific’s and Tagish Lake’s current mineral resource estimates; and (11) labour and materials costs increasing on a basis consistent with New Pacific’s current expectations.

Known and unknown factors could cause actual results or events to differ materially from those projected in the forward looking statements. Such factors include, but are not limited to, fluctuations in the currency markets; fluctuations in the spot and forward price of precious and base metals or certain other commodities (such as diesel fuel and electricity); changes in interest rates; disruption to the credit markets and delays in obtaining financing; inflationary pressures; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, China, or other countries in which New Pacific or Tagish Lake does or may carry on business; business opportunities that may be presented to, or pursued by New Pacific; New Pacific’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; actual results of exploration activities; the possibility of cost overruns or unanticipated expenses; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining and renewing necessary licenses and permits; the impact of Chinese law on New Pacific’s operations; relations with first nations groups having an interest in the properties on which Tagish Lake holds its permits; contests over title to properties, particularly title to undeveloped properties; and the occurrence of natural disasters, hostilities, acts of war or terrorism. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). The following factors, amongst others, related to the business combination of New Pacific and Tagish Lake could cause actual results to differ materially from forward looking statements, including those contained in Section 4 of the Circular, “Benefits of the Offer” and Section 5 of the Circular “Purpose of the Offer and New Pacific’s Plans for Tagish Lake”: the New Pacific Shares issued in connection with the Share Offer may have a market value lower than expected; the businesses of New Pacific and Tagish Lake may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected benefits from the combination of New Pacific and Tagish Lake may not be fully realized or not realized within the expected time frame. All of the forward looking statements made in the Offer and Circular are qualified by these cautionary statements and those made in Section 6 of the Circular, “Risk Factors Related to the Offer”. These factors are not intended to represent a complete list of the factors that could affect New Pacific and the combination of New Pacific and Tagish Lake. Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference therein. Although New Pacific has attempted to identify important factors that could cause actual results or events to differ materially from those described in forward looking

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statements, there may be other factors that could cause results or events not to be as anticipated, estimated or intended. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, undue reliance should not be placed on forward looking statements. New Pacific undertakes no obligation to update publicly or otherwise revise any forward looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in the Offer and Circular or as otherwise required by law.

INFORMATION CONCERNING TAGISH LAKE

Except as otherwise indicated, the information concerning Tagish Lake contained in the Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities, the British Columbia Supreme Court registry, the website of Grant Thornton LLP, the Monitor of Tagish Lake appointed by the Supreme Court of British Columbia in the Companies’ Creditors Arrangement Act proceedings, and other public sources. Tagish Lake has not reviewed the Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Tagish Lake contained therein. Although New Pacific has no knowledge that would indicate that any statements contained therein concerning Tagish Lake taken from or based upon such documents and records are untrue or incomplete, neither New Pacific nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Tagish Lake’s financial statements or Tagish Lake’s mineral resource estimates, or for any failure by Tagish Lake to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to New Pacific.

As New Pacific has not had an opportunity to conduct due diligence regarding Tagish Lake’s business or assets, New Pacific has limited means of verifying the accuracy or completeness of any of the information contained in the Offer and Circular that is derived from Tagish Lake’s publicly available documents or records or whether there has been any failure by Tagish Lake to disclose events that may have occurred or may affect the significance or accuracy of any information.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “$” or “dollars” in this Notice and the Offer and Circular refer to Canadian dollars and all references to “US$” in this Notice and the Offer and Circular refer to United States dollars. New Pacific’s financial statements incorporated by reference in the Offer and Circular are reported in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.

NOTE CONCERNING MINERAL RESOURCE CALCULATIONS

Information in the Offer and Circular, including information incorporated by reference, and disclosure documents of New Pacific that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Without limiting the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”. Tagish Lake Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of

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mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates of New Pacific contained in the Offer and Circular, including information incorporated by reference, have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

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NOTICE OF CHANGE, VARIATION AND EXTENSION

August 26, 2010

TO:	THE HOLDERS OF TAGISH LAKE SHARES

AND TO:	THE HOLDERS OF SECURED DEBT

AND TO:	THE HOLDERS OF UNSECURED DEBT

This Notice modifies the Offer and Circular issued by New Pacific in connection with the offer made by New Pacific to purchase, upon the terms and subject to the conditions described in the Offer and Circular, all of: (i) the issued and outstanding Tagish Lake Shares, including any Tagish Lake Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any outstanding securities of Tagish Lake (other than SRP Rights) that are convertible into or exchangeable or exercisable for Tagish Lake Shares, together with the SRP Rights; (ii) all of the Secured Debt of Tagish Lake; and (iii) all of the Unsecured Debt of Tagish Lake.

This Notice supplements the Offer and Circular.  Except as otherwise set forth in this Notice, the information contained in the Offer and Circular continues to be applicable in all respects and this Notice should be read in conjunction with the Offer and Circular. Capitalized terms used but not defined in this Notice have the meanings given to them in the Offer and Circular.

1.	Increased Consideration Under the Offer

The Offeror hereby amends the Offer and now offers to purchase, upon the terms and subject to the conditions of the Share Offer, all of the issued and outstanding Tagish Lake Shares, including any Tagish Lake Shares that may become issued and outstanding after the date of this Share Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any currently outstanding securities of Tagish Lake (other than SRP Rights) that are convertible into or exchangeable or exercisable for Tagish Lake Shares, on the basis of, for each Tagish Lake Share deposited under the Share Offer at the election of the holder thereof:

(a)	$0.09 in cash;

(b)	0.1233 of a New Pacific Share; or

(c)	a combination of 50% in cash and 50% in New Pacific Shares (collectively the “Offered Consideration”).

Accordingly, the definition of “Offered Consideration” in the Offer and Circular is deleted in its entirety and replaced with the preceding definition.  In addition, the definitions of “Cash Election” and “Share Election” in the Offer and Circular are deleted in their entirety and replaced with the following, respectively:

“Cash Election” means the election of a Tagish Lake Shareholder to receive $0.09 in cash for each Tagish Lake Share tendered by such Tagish Lake Shareholder to the Share Offer;

“Share Election” means the election of a Tagish Lake Shareholder to receive 0.1233 of a New Pacific Share for each Tagish Lake Share tendered by such Tagish Lake Shareholder to the Share Offer.

The enhanced Offered Consideration represents a 50% premium to New Pacific’s initial cash offer of $0.06 for each Tagish Lake Share announced on July 5, 2010 and represents a 125% premium to the closing price of $0.04 for the Tagish Lake Shares on the TSXV on July 2, 2010, being the last trading day prior to the July 5, 2010 announcement of New Pacific’s intention to make the Offer.

If Tagish Lake Shareholders elect the Cash Election and receive 100% in cash, the $0.09 cash offer represents:

(a)	a premium of approximately 125% over the $0.04 closing price of the Tagish Lake Shares on July 2, 2010; and

(b)	a premium of approximately 125% over the $0.04 volume weighted average price of the Tagish Lake Shares on the TSXV for the year to date ended August 25, 2010.

If Tagish Lake Shareholders elect the Combined Election and receive 50% in cash and 50% in New Pacific Shares, based on the $1.08 closing price of the New Pacific Shares on the TSXV on August 25, 2010, the last trading day prior to this Notice, the implied offer for Tagish Lake share is approximately $0.11 which represents:

(a)	a premium of approximately 175% over the $0.04 closing price of the Tagish Lake Shares on July 2, 2010; and

(b)	a premium of approximately 175% over the $0.04 volume weighted average price of the Tagish Lake Shares on the TSXV for the year to date ended August 25, 2010.

If Tagish Lake Shareholders elect the Share Election and receive 100% in New Pacific Shares, based on the $1.08 closing price of the New Pacific Shares on August 25, 2010, the implied offer for Tagish Lake share is approximately $0.13 which represents:

(a)	a premium of approximately 225% over the $0.04 closing price of the Tagish Lake Shares on July 2, 2010; and

(b)	a premium of approximately 225% over the $0.04 volume weighted average price of the Tagish Lake Shares on the TSXV for the year to date ended August 25, 2010.

If all of the Tagish Lake Shareholders tender their Tagish Lake Shares to the Share Offer and elect to be paid 50% in cash and 50% in New Pacific Shares, New Pacific expects to issue up to approximately 7.9 million New Pacific Shares, based on the number of Tagish Lake Shares outstanding as at April 30, 2010 (excluding the 14.3 million Tagish Lake Shares currently held by New Pacific and the 1,057,969 Tagish Lake Shares currently held by Tagish Lake) and assuming no additional shares are issued in advance of the successful completion of the Offer.  This would result in there being a total of approximately 39.8 million New Pacific Shares outstanding (based on the number of New Pacific Shares outstanding as at March 31, 2010), with Tagish Lake Shareholders holding approximately 20% of the issued and outstanding New Pacific Shares upon completion of the Offer.

2.	Reduced Minimum Tender Condition

The Offeror has amended the Minimum Tender Condition under the Share Offer from 66⅔% to 50.1% of the outstanding Tagish Lake Shares.  All other conditions of the Share Offer and the conditions of the Unsecured  Debt Offer remain unchanged.  The Secured Debt Offer remains unconditional.

Accordingly, the definition of “Minimum Tender Condition” in the Offer and Circular is deleted in its entirety and replaced with the following definition.  Notwithstanding any other provision of the Share Offer, subject to applicable law, and provided that the Offeror may not assert a condition to the Share Offer when the condition is triggered by the Offeror’s own action or inaction, the Offeror shall have the right to withdraw the Share Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Share Offer is open and postpone taking up and paying for any Tagish Lake Shares deposited under the Share Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time, there shall have been validly deposited under the Share Offer and not withdrawn at the Expiry Time, Tagish Lake Shares representing, when added to the 14.3 million Tagish Lake Shares already held by the Offeror, not less than 50.1% of the total outstanding Tagish Lake Shares (calculated on a fully-diluted basis, excluding 1.0 million Tagish Lake Shares held by Tagish Lake) (the “Minimum Tender Condition”).

3.	Extension of Expiry Time

The Offeror hereby extends the Expiry Time of the Offer from 5:00 p.m. (Eastern time) on September 2, 2010 to 5:00 p.m. (Eastern time) on September 15, 2010, unless further extended by the Offeror.  Accordingly, the definitions of “Expiry Time” and “Expiry Date” in the Offer and Circular are deleted in their entirety and replaced with the following, respectively:

“Expiry Time” means 5:00 p.m. (Eastern time) on September 15, 2010, or such other time as is set out in a notice of change or a notice of variation of the Offer issued at any time and from time to time. See Section 6 of the Offer, “Extensions, Variations and Changes to the Offer”;

“Expiry Date” means September 15, 2010, or such other date as is set out in a notice of change or a notice of variation of the Offer issued at any time and from time to time extending the period during which Tagish Lake Shares may be deposited under the Share Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day. See Section 6 of the Offer, “Extensions, Variations and Changes to the Offer”.

4.	Additional Information on Proposed Sale of Huaiji Gold Project

As set out in the Notice of Change dated July 27, 2010, pursuant to the share transfer and cooperation framework agreement (the “Agreement”) with the PGC Group Co. Ltd. (the “PGC Group”) for the sale of New Pacific’s Huaiji Gold Project, the PGC Group has agreed to purchase an initial 60% interest in YJCJM for an aggregate of $15.25 million, payable in three instalments.  Upon payment of the first $15.25 million, YJCJM will become a 60%/40% joint venture between the PGC Group and New Pacific.

Pursuant to the Agreement, the PGC Group has agreed to purchase the remaining 40% interest in YJCJM for $15.25 million on or before July 27, 2012.  New Pacific may elect to receive the $15.25 million in cash or in shares of an equivalent value (the “Subco Shares”) in Shan Dong Jin Chuang Co., Ltd. (“SDJC”).  SDJC is a subsidiary of the PGC Group that is currently applying for approval to complete an initial public offering or reverse take-over on a Chinese stock exchange.  It is expected that the PGC Group’s interest in the Huaiji Gold Project will be held by SDJC.  In the event that (i) New Pacific does not wish to receive the Subco Shares, or (ii) SDJC does not wish to issue the Subco Shares to New Pacific, then the PGC Group has agreed that it will make the payment of $15.25 million to New Pacific in cash.

The completion of the transaction is subject to due diligence by the PGC Group, final documentation and Chinese government and regulatory approval.

5.	Increase in Line of Credit from Silvercorp

Although New Pacific  does not anticipate that it will require additional cash in order to complete the Offer, since the cash consideration under the Share Offer has increased from $0.06 to $0.09 per Tagish Lake Share, New Pacific has elected to increase the available amount under its Loan with Silvercorp by $5,000,000.  Accordingly, pursuant to an amended credit agreement dated August 24, 2010, New Pacific and Silvercorp have agreed to increase the maximum principal amount available under the Loan from $10,000,000 to $15,000,000 to ensure that New Pacific will have adequate funds to settle the Secured Debt and Unsecured Debt of Tagish Lake and to take up and pay for all Tagish Lake Shares that are tendered to the Share Offer and elect to receive some or all of the consideration in cash.  No additional fee is payable to Silvercorp in connection with the increase in the amount of the Loan.

6.	Tagish Lake Shareholder Rights Plan

As noted on page 14 of the Circular, the Tagish Lake Shareholder Rights Plan must be ratified by Tagish Lake Shareholders on or before September 14, 2010 in order for it to remain in effect.  (Note that the Circular incorrectly stated on page 60 thereof that the Shareholder Rights Plan must be approved by Tagish Lake Shareholders on or before September 14, 2010 in order for it to come into effect).

However, the issue of the effectiveness of the Tagish Lake Shareholder Rights Plan is now somewhat-academic since:

(a)
as noted above, the Expiry Date of the Offer has been extended until September 15, 2010, being the day after the date the Shareholder Rights Plan will expire if not previously ratified by Tagish Lake Shareholders;

(b)
Tagish Lake has not called a meeting of its shareholders to consider the Shareholder Rights Plan, and therefore it will not be considered or ratified by Tagish Lake Shareholders on or before September 14, 2010 and will expire on that date; and

(c)	the board of directors of Tagish Lake has further extended the Separation Time (as defined in the Shareholder Rights Plan) of the SRP Rights under the Shareholder Rights Plan until September 14, 2010.

Accordingly, it is expected that the Shareholder Rights Plan will expire on September 14, 2010, prior to the Expiry Date of the Offer, and will not be an impediment to New Pacific taking up and paying for Shares on the Expiry Date, assuming that all conditions to New Pacific doing so have been satisfied or waived.

7.	Time for Acceptance

The Offer is open for acceptance until the Expiry Time, being 5:00 p.m. (Eastern time) on September 15, 2010, unless the Offer is further extended by the Offeror. The Expiry Time may be further extended at the Company’s sole discretion pursuant to Section 6 of the Circular, “Extensions, Variations and Changes to the Offer”.

8.	Manner of Acceptance

Tagish Lake Shares, Secured Debt and Unsecured Debt may be deposited under the Offer no later than the Expiry Time in accordance with the provisions of Section 5 of the Offer, “Manner of Acceptance”.

9.	Take-Up of and Payment for Deposited Tagish Lake Shares

Upon the terms and subject to the conditions of the Share Offer, the Offeror will take up and pay for Tagish Lake Shares validly deposited under the Share Offer and not properly withdrawn as set out in Section 3(a) of the Offer, “Take-Up of and Payment for Deposited Tagish Lake Shares”.

Tagish Lake Shareholders are referred to Section 3(a) of the Offer, “Take-Up of and Payment for Deposited Tagish Lake Shares”, for a description of the legal requirements regarding the timing of the take up of Tagish Lake Shares deposited under the Offer and a description of when payment will be made for deposited Tagish Lake Shares in relation to the time in which they are taken up by the Offeror.

10.	Assignment and Payment for Secured Debt and Unsecured Debt

Secured Creditors who accept the Secured Debt Offer will receive payment for their Secured Debt promptly after the Expiry Time, but in any event, on or before September 30, 2010.  Upon the terms and subject to the conditions of the Unsecured Debt Offer, Unsecured Creditors who accept the Unsecured Debt Offer will receive payment for their Unsecured Debt promptly following the Expiry Date. Creditors of Tagish Lake are referred to Section 3(b) of the Offer, “Assignment and Payment for Secured Debt and Unsecured Debt”.

11.	Right to Withdraw Tagish Lake Shares, Secured Debt and Unsecured Debt

Except as otherwise provided in Section 8 of the Offer, “Right to Withdraw Tagish Lake Shares, Secured Debt and Unsecured Debt”, all deposits of Tagish Lake Shares to the Share Offer will be irrevocable. Unless otherwise required or permitted by applicable laws, any Tagish Lake Shares deposited in acceptance of the Share Offer may be withdrawn by or on behalf of the depositing Tagish Lake Shareholder:

(a)	at any time before the Tagish Lake Shares have been taken up by the Offeror pursuant to the Share Offer;

(b)	if the Tagish Lake Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)
a notice of change relating to a change in the information contained in the Share Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Tagish Lake Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the New Pacific Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)
a notice of variation concerning a variation in the terms of the Share Offer (other than a variation consisting solely of an increase in the Offered Consideration offered for the Tagish Lake Shares where the Expiry Time is not further extended for more than 10 days);

is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals may not be rescinded and any Tagish Lake Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Share Offer. However, withdrawn Tagish Lake Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 5 of the Offer, “Manner of Acceptance”.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for the Tagish Lake Shares or is unable to take up or pay for Tagish Lake Shares for any reason, then, without prejudice to the Offeror’s other rights under the Offer, the Depositary may, subject to applicable laws, retain on behalf of the Offeror all Deposited Shares and Distributions, and such Tagish Lake Shares may not be withdrawn except to the extent that depositing Tagish Lake Shareholders are entitled to withdrawal rights as set forth in Section 8 of the Offer, “Right to Withdraw Tagish Lake Shares, Secured Debt and Unsecured Debt”, or pursuant to applicable laws.

Tagish Lake Shareholders are referred to Section 8 of the Offer, “Right to Withdraw Tagish Lake Shares, Secured Debt and Unsecured Debt”, for further details and a description of the procedures for exercising the right to withdraw Tagish Lake Shares deposited under the Share Offer.

Acceptance of the Secured Debt Offer or the Unsecured Debt Offer, as the case may be, will be irrevocable.

12.	Other Information

Except as disclosed in this Notice, there is no information or matter that is known to the management of New Pacific that would reasonably be expected to affect the decision of Tagish Lake Shareholders or Creditors to accept or reject the Offer.

13.	Statutory Rights

Securities legislation of the provinces and territories of Canada provides securityholders of Tagish Lake with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

14.	Directors’ Approval

The contents of this Notice have been approved and the sending thereof to the Tagish Lake Shareholders has been authorized by the board of directors of New Pacific.

CERTIFICATE OF NEW PACIFIC METALS CORP.

The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: August 26, 2010

(Signed) DR. RUI FENG President	(Signed) MARIA TANG Chief Financial Officer

On behalf of the board of directors

(Signed) THE HONOURABLE JACK AUSTIN Chairman and Director	(Signed) JOANNE YAN Director

The Depositary and Information Agent for the Offer is:
By Mail	By Registered, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2
North American Toll Free Phone: 1-888-518-6812
E-mail: contactus@kingsdaleshareholder.com Facsimile: 416-867-2271 Toll Free Facsimile: 1-866-545-5580 Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions regarding the Offer and requests for assistance in depositing Tagish Lake Shares or for additional copies of the Offer, Circular, Letter of Transmittal or Notice of Guaranteed Delivery may be directed by Tagish Lake Shareholders to the Depositary and Information Agent at the telephone numbers and address set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.